UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 12, 2021

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In the Matter of

Green Grass Ecological Technology Development Co., Ltd.
9th Floor, Lvdi Zhihai Tower A3
North Kerqin Road, Nandian Street
Xincheng District
Huhe Haote City
Inner Mongolia 010000

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 377-02658 and 333-248579

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       Green Grass Ecological Technology Development Co., Ltd. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       Green Grass Ecological Technology Development Co., Ltd. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 12, 2021.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Melissa Rocha
Office Chief